As filed with the Securities and Exchange Commission on May 7, 2004
                                             Securities Act File No. 333-72104
                                     Investment Company Act File No. 811-10561
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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
  (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)
                                Amendment No. 1

                         DB Hedge Strategies Fund LLC
                               (Name of Issuer)

                         DB Hedge Strategies Fund LLC
                     (Name of Person(s) Filing Statement)

                  Units of Limited Liability Company interest
                        (Title of Class of Securities)
                                   23303Q108
                     (CUSIP Number of Class of Securities)


      William G. Butterly, III                     John T. Ferguson, Jr.
Managing Director and Senior Counsel                  Vice President
     Deutsche Asset Management                 DB Hedge Strategies Fund LLC
         25 DeForest Avenue                         25 DeForest Avenue
       Summit, New Jersey 07901                  Summit, New Jersey 07901
            (908) 608-3113                           (908) 608-3113

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  Copies to:
     John A. MacKinnon, Esq.                           John H. Kim
 Sidley Austin Brown & Wood LLP                Director and Senior Counsel
      787 Seventh Avenue                       Deutsche Asset Management
   New York, New York 10019                        25 DeForest Avenue
        (212) 839-5300                          Summit, New Jersey 07901
                                                      (212) 336-1672


                               December 23, 2003
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)






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


     This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on December 23, 2003 by DB Hedge Strategies Fund LLC (the "Fund") in connection with an offer by the Fund to repurchase up to 2,040 units of limited liability company interests ("Units") on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal. Copies of the Offer to Repurchase and Letter of Transmittal were previously filed as Exhibits
(a)(1)(ii) and (a)(1)(iii) to the Statement on December 23, 2003.

     This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

     The following information is furnished pursuant to Rule 13e-4(c)(4):

     1.   The Offer expired at 12:00 midnight, Eastern Time, on January 26,
          2004.

     2. The Valuation Date of the Units tendered pursuant to the Offer was March 31, 2004.

     3. 456 Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer at a net asset value of $1,140.08 per Unit, as determined as of March 31, 2004, for an aggregate purchase price of $519,523.28.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                DB HEDGE STRATEGIES FUND LLC


                                /s/ Marielena Glassman
                                ------------------------------------
                                Name:   Marielena Glassman
                                Title:  Vice President and Assistant Treasurer


May 7, 2004